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                                  UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                  SCHEDULE 13D

                    Under the Securities Exchange Act of 1934
                                (Amendment No. 1)

                                 DSI TOYS, INC.
                 --------------------------------------------------
                                (Name of Issuer)


                     Common Stock, Par Value $.01 Per Share
                 --------------------------------------------------
                         (Title of Class of Securities)


                                   232968 10 7
                 --------------------------------------------------
                                 (CUSIP Number)


                                E. Thomas Martin
                                    MVII, LLC
                                 654 Osos Street
                        San Luis Obispo, California 93401
                                 (805) 545-7900
 -------------------------------------------------------------------------------
 (Name, Address and Telephone Number of Person Authorized to Receive Notices and
                                 Communications)

                                December 17, 1999
         ---------------------------------------------------------------
             (Date of Event which Requires Filing of this Statement)

        If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box [ ].


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----------------------
CUSIP NO. 232968 10 7
----------------------

--------------------------------------------------------------------------------
1        NAME OF REPORTING PERSON
         S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

         E. THOMAS MARTIN
--------------------------------------------------------------------------------
2        CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
         (a) [ ]
         (b) [ ]
--------------------------------------------------------------------------------
3        SEC USE ONLY
--------------------------------------------------------------------------------
4        SOURCE OF FUNDS

         PF
--------------------------------------------------------------------------------
5        CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
         TO ITEMS 2(d) or 2(e)      [ ]
--------------------------------------------------------------------------------
6        CITIZENSHIP OR PLACE OF ORGANIZATION

         UNITED STATES OF AMERICA
--------------------------------------------------------------------------------
                           7      SOLE VOTING POWER
   NUMBER OF
                                  4,625,659(1)
      SHARES               -----------------------------------------------------
                           8      SHARED VOTING POWER
BENEFICIALLY
                                  1,417,086(2)(3)(4)
   OWNED BY                -----------------------------------------------------
                           9      SOLE DISPOSITIVE POWER
       EACH
                                  4,625,659(1)
  REPORTING                -----------------------------------------------------
                           10     SHARED DISPOSITIVE POWER
PERSON WITH
                                  0
--------------------------------------------------------------------------------
11       AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

         6,042,745(1)(2)(3)(4)
--------------------------------------------------------------------------------
12       CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES
         [ ]
--------------------------------------------------------------------------------
13       PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

         66.2%
--------------------------------------------------------------------------------
14       TYPE OF REPORTING PERSON

         IN
--------------------------------------------------------------------------------
(1) Includes 431,421 shares of Common Stock held by direct record ownership and 4,194,238 shares of Common Stock held directly by MVII, LLC, a California limited liability company ("MVII"), of which



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76.29% of the membership interests are owned by Mr. Martin and his wife, Noreen
Martin, as community property.

(2) Includes 811,086 shares of Common Stock owned by certain shareholders of the Company that are subject to the Primary Voting Agreement (as defined herein) with MVII.

(3) Includes 600,000 shares of Common Stock owned by, or payable to, Reiling (as defined herein) that are subject to the Reiling Voting Agreement (as defined herein) with MVII. The 600,000 shares of Common Stock include 96,774 shares which are payable to Reiling upon satisfaction of certain post-closing conditions in connection with the Merger (as defined herein).

(4) Includes stock options held by certain shareholders of the Company to purchase an aggregate of 6,000 shares of Common Stock at $8.00 per share exercisable at any time.









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         This Amendment No. 1 (this "Amendment") amends and supplements the
Statement on Schedule 13D relating to the common stock, par value $.01 per share (the "Common Stock"), of DSI Toys, Inc., a Texas corporation (the "Company") previously filed on April 21, 1999 by E. Thomas Martin ("Martin").

ITEM 3.   SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION

         Item 3 is hereby amended as follows:

         Martin used personal funds to finance the Common Stock purchase described in Item 5 below.

ITEM 5.   INTEREST IN SECURITIES OF THE ISSUER.

         Item 5 is hereby amended as follows:

         On December 17, 1999, Rust Capital, Ltd., a Texas limited partnership ("Rust Capital"), sold 291,421 shares of Common Stock to Martin at $3.00 per share. Martin purchased such shares pursuant to MVII's right of first refusal contained in a Shareholders' and Voting Agreement dated April 15, 1999, but effective as of June 1, 1999, by and among the Company, MVII and certain shareholders of the Company (the "Primary Voting Agreement"), which was assigned by MVII to Martin on December 15, 1999.

         Prior to the purchase of Common Stock from Rust Capital, Martin and his wife were the record owners of 140,000 shares of Common Stock. Accordingly, giving effect to the Rust Capital transaction, Martin has the sole power to vote and the sole power to dispose of 4,625,659 shares of Common Stock, which includes 431,421 shares of Common Stock held by direct record ownership and 4,194,238 shares of Common Stock held directly by MVII. Under the terms of the Primary Voting Agreement, MVII has the shared power to vote 817,086 shares of Common Stock (including options held by certain shareholders of the Company to purchase an aggregate of 6,000 shares of Common Stock at $8.00 per share exercisable at any time). On January 7, 2000, the Company acquired Meritus Industries, Inc. by means of a merger (the "Merger"). As part of the Merger, a Shareholders' and Voting Agreement (the "Reiling Voting Agreement") dated January 7, 2000 was entered into by and among the Company, MVII and Walter S. Reiling and Susan Reiling (collectively, "Reiling"). Under the terms of the Reiling Voting Agreement, MVII has the shared power to vote 600,000 shares of Common Stock (including, for purposes of this Schedule 13D, 96,774 shares of Common Stock payable by the Company pursuant to the terms and conditions of a Closing and Holdback Agreement between the Company and Reiling, among others). Therefore, Martin beneficially owns 6,042,745 shares of Common Stock by virtue of his record ownership, his controlling interest in MVII, the Primary Voting Agreement to which MVII is a party, and the Reiling Voting Agreement to which MVII is a party, representing, in the aggregate, 66.2% of the outstanding Common Stock of the Company.

ITEM 7.   MATERIAL TO BE FILED AS EXHIBITS.

         The following exhibits are filed with this Amendment:

         Exhibit 1. Primary Voting Agreement dated April 15, 1999, among the Company, MVII and certain shareholders of the Company (incorporated by reference to Exhibit 1 contained in the Statement on Schedule 13D filed by the parties to the Voting Agreement on June 10,
                           1999).

         Exhibit 2. Reiling Voting Agreement dated January 7, 2000, among the Company, MVII and Reiling (incorporated by reference to Exhibit 3 contained in the Statement on
                           Schedule 13D filed by Reiling on January 18, 2000).





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                                   SIGNATURES

         After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete, and correct.


Dated:    January 21, 2000                            /s/ E. Thomas Martin
                                                      --------------------------
                                                      E. Thomas Martin




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                                  EXHIBIT INDEX

         EXHIBIT                            DESCRIPTION
         -------                            -----------
         Exhibit 1.        Primary Voting Agreement dated April 15, 1999,
                           among the Company, MVII and certain shareholders of
                           the Company (incorporated by reference to Exhibit 1
                           contained in the Statement on Schedule 13D filed by
                           the parties to the Voting Agreement on June 10,
                           1999).

         Exhibit 2. Reiling Voting Agreement dated January 7, 2000, among the Company, MVII and Reiling (incorporated by reference to Exhibit 3 contained in the Statement on
                           Schedule 13D filed by Reiling on January 18, 2000).